Exhibit 99.1

PRESS RELEASE

SMX to Present at the 2025 DMCC Precious Metals Conference: Setting a New Global Standard for Transparency, Authenticity, and Tokenised Gold

Dubai, UAE – 25 November 2025 – The DMCC Precious Metals Conference brings together global leaders in gold, silver, and platinum trade to discuss innovation, compliance, and the future of tokenised assets.

SMX’s participation underscores its partnership with Dubai’s growing role as the global hub for verified, digital, and sustainable trade.

Security Matters (SMX; NASDAQ: SMX) will showcase its breakthrough Physical-to-Digital Link technology in a presentation titled “From Mine to Market: The Physical-to-Digital Link Powering Transparency in Precious Metals.”

SMX’s patented molecular technology enables a new level of transparency and authenticity across the gold and silver supply chain — from mine to refinery, vault to trade, and recycling to reuse. Each piece of metal is embedded with a unique molecular marker, creating an unalterable identity that is recorded on a tamper-proof blockchain, linking the physical asset to its digital twin.

This breakthrough allows the precious metals industry to move beyond traditional declarations of trust to scientifically verified provenance, enabling digitalisation, traceability, and tokenisation of physical gold and silver.

“For centuries, the precious metals industry has been built on trust — but in the new economy, trust must be verified,” said Haggai Alon, Founder and CEO of SMX. “SMX is creating a new industry standard for transparency and authenticity. Our technology aligns with World Gold Council best practices, advances LBMA guidelines, and meets the growing demand from clients for verified, traceable gold.”

By helping refiners, traders, logistics providers, and exchanges comply with the triangle of World Gold Council standards, LBMA guidance, and evolving client expectations, SMX enhances the infrastructure for verified, digitised, and ultimately tokenised gold — setting the foundation for a transparent and accountable global market.

This advancement mirrors SMX’s success in other sectors such as plastics, where its platform underpins the Plastic Cycle Token, a verified credit system that connects recycled materials to digital assets. The same model of verification, digitalisation, and monetisation is now being extended to the precious metals market through SMX’s trueGold and trueSilver programs.

“Just as we are transforming the plastics industry with verified circularity and tokenised credits,” added Oliver Buckle-Wright, Commercial Lead, SMX Precious Metals Division, “we are now enabling the gold and silver markets to move confidently into the digital era — with verified authenticity, sustainable sourcing, and trade-ready data.”

Technology Powered by SMX – Giving Materials a Verified Memory.

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PRESS RELEASE

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About Bio-Packaging

Founded in 2007 and headquartered at Woodlands Spectrum 1, Bio-Packaging Pte Ltd provides HDPE, PCR, biodegradable and certified-compostable carrier bags, produce rolls and industrial liners to supermarkets, food service, retail and industrial clients. The company is ISO 14001-certified and focuses on delivering high-quality, competitively priced, innovative and sustainable packaging solutions.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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